Exhibit 7.6

TRANS-HIGH CORPORATION

10990 Wilshire Boulevard

Penthouse

Los Angeles, CA 90024

Dated as of May 1, 2018

Cannabis Sativa, Inc.

1646 W. Pioneer Blvd., Suite 120

Mequite, NV 89027

Attn: David Tobias, President

Email: davidtobias2@gmail.com

Prestocorp.

340 S. Lemon Ave, #1350

Walnut, CA 91789

Attn. Kyle Powers, President

Email: kyle@prestodoctor.com

Gentlemen:

Reference is made to the Sponsorship and Advertising Agreement dated as of September 29, 2017, among Cannabis Sativa, Inc., a Nevada corporation (“CBDS”), Prestocorp., a Delaware corporation (“Presto”) and Trans-High Corporation, a New York corporation (the “Company”) and its consolidated subsidiaries (the “Agreement”). Pursuant to Section 3(c) of the Agreement, in consideration of the Company granting to Presto the Right of First Refusal set forth in Section 2 of the Agreement, CBDS issued to the Company an aggregate of 332,447 shares of CBDS Common Stock (the “CBDS Shares”), valued at $1,000,000 in accordance with the provisions of Section 3(c) of the Agreement.

Reference is also made to an Amended and Restated Sponsorship and Advertising Agreement dated as of November 6, 2017 among the parties to the Agreement (the “Amended Agreement”). In lieu of the grant of the CBDS Shares, the Amended Agreement granted to the Company 1,000 shares of Presto Series A Preferred Stock, with a Stated Value of $1,000,000, and convertible by THC into the 332,447 CBDS Shares at any time after May 6, 2018. The shares of Presto Series A Preferred Stock were issued and are being held in escrow by counsel to THC.

The parties hereto to hereby agree that it is in their mutual best interest to terminate and rescind the Amended Agreement and do hereby agree that the September 29, 2017 Agreement shall continue to remain in full force and effect for all periods from September 29, 2017 Execution Date and until the expiration of its term or otherwise as amended or terminated by mutual agreement of the parties. Accordingly, the Amended Agreement is hereby terminated and rescinded, ab initio, and the Company shall, for all purposes be deemed to be the record and beneficial owner of the 332,447 CBDS Shares for all periods from and after such Execution Date.

To implement this agreement and understanding, the Company hereby directs its legal counsel, promptly following execution of this Agreement to deliver and return to Presto for cancellation, stock certificate PA-001 representing the Presto Series A Preferred Stock. Similarly, CBDS hereby agrees to instruct its transfer agent to continue to record the Company as the record and beneficial owner of the 332,447 CBDS Shares.

Unless otherwise defined in this letter agreement, all capitalized terms when used herein shall have the same meaning as they are defined in the Agreement.

If the foregoing accurately represents the substance of our mutual agreement and understanding, please execute and return a copy of this letter agreement.

We look forward to a continuing and mutually beneficial business relationship.

Very truly yours,

TRANS-HIGH CORPORATION

By:	/s/ Matthew Stang
Name:	Matthew Stang
Title:	Chief Revenue Officer

ACCEPTED AND AGREED TO:

this __ day of May 2018:

PRESTOCORP.

By:	/s/ Kyle Powers
Name:	Kyle Powers
Title:	President

CANNABIS SATIVA, INC.

By:	/s/ David Tobias
Name:	David Tobias
Title:	President

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